UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

http://www.sec.gov

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information.

Issuer’s Name:	Encounter Technologies, Inc.

Address of Principal Business Office:	4100 West Flamingo Road Suite 2750 Las Vegas, Nevada 89103-3949

Telephone Number:	(702) 546-6480

File Number under the Securities Exchange Act of 1934:	814-01251

In addition to completing the cover page, a company withdrawing its election under Section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

F.	On January 31, 2009, the Issuer filed a Certification And Notice Of Termination Of Registration Under Section 12(G) Of The Securities Exchange Act Of 1934 Or Suspension Of Duty To File Reports Under Sections 13 And 15(D) Of The Securities Exchange Act Of 1934. On November 17, 2017, the Issuer filed a Notification Of Registration Filed Pursuant To Section 8(A) Of The Investment Company Act Of 1940, which obligates the Issuer to file a registration statement with the Securities and Exchange Commission by March 16, 2018. Consequently, as the Issuer previously filed the aforementioned certification on Form 15 and because the Issuer has not filed its registration statement in accordance with the rules and regulations required by the rules and regulations subjecting the Issuer to the availability of its use of Form N-8A, the Issuer does not have a current registration statement in effect under the Act, the Securities Exchange Act of 1934, nor the Securities Act of 1933, and, therefore, does not presently qualify for registration as a business development company.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City Of Las Vegas, County of Clark, State of Nevada on December 27, 2017.

ENCOUNTER TECHNOLOGIES, INC.,

A Colorado corporation

/s/ Randolph S. Hudson

By:  Randolph S. Hudson

Its:  President